SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 30, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ Fourth Quarter and Annual Results 2017”, dated January 30, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 30th day of January, 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

     (Chief Legal Officer)

Philips reports Q4 sales of EUR 5.3 billion, with 5% comparable sales growth; net income from continuing operations amounted to EUR 476 million and Adjusted EBITA margin increased 140 basis points to 16.7%

Amsterdam, January 30, 2018

Fourth-quarter highlights

•	Sales amounted to EUR 5.3 billion, with comparable sales growth of 5%

•	Comparable order intake increased 7% compared to Q4 2016

•	Net income from continuing operations, which included a one-time non-cash tax charge of EUR 72 million, increased to EUR 476 million, compared to EUR 465 million in Q4 2016

•	Adjusted EBITA margin improved by 140 basis points to 16.7% of sales, compared to 15.3% of sales in Q4 2016

•	Income from operations (EBIT) increased to EUR 723 million, compared to EUR 693 million in Q4 2016

•	Operating cash flow totaled EUR 1,202 million, compared to EUR 758 million in Q4 2016; free cash flow increased to EUR 948 million, compared to EUR 551 million in Q4 2016

Full-year highlights

•	Sales increased to EUR 17.8 billion, with comparable sales growth of 4%

•	Comparable order intake increased 6% compared to 2016

•	Net income from continuing operations, which included a one-time non-cash tax charge of EUR 72 million, increased to EUR 1,028 million, compared to EUR 831 million in 2016

•	Adjusted EBITA margin improved by 110 basis points to 12.1% of sales, compared to 11.0% of sales in 2016

•	Income from operations (EBIT) amounted to EUR 1,517 million, compared to EUR 1,464 million in 2016

•	Operating cash flow totaled EUR 1.9 billion, compared to EUR 1.2 billion in 2016; free cash flow increased to EUR 1,185 million, compared to EUR 429 million in 2016

•	Proposal to maintain dividend at EUR 0.80 per share

Frans van Houten, CEO:

“2017 was a good year, as we continued the transformation of Philips into a focused leader in health technology and delivered on our improvement targets for the year. I am pleased that we delivered 4% comparable sales growth, an Adjusted EBITA margin increase of 110 basis points, and a strong EUR 1.2 billion free cash flow. We strengthened our strategic platforms through targeted acquisitions, introduced several breakthrough innovations, secured multiple long-term strategic partnerships, and we deconsolidated Philips Lighting as we decreased our shareholding to below 30%.

Philips’ performance in the fourth quarter demonstrates that we are gaining momentum. We finished 2017 on a firm note by delivering comparable order intake growth of 7%, and comparable sales growth of 5%, which was driven by our Personal Health businesses and Diagnosis & Treatment businesses. We achieved a strong Adjusted EBITA margin improvement of 140 basis points, driven by higher volumes, procurement and productivity savings, and increased free cash flow to EUR 948 million.

We further strengthened our portfolio through targeted acquisitions across the health continuum. The integration of these acquisitions is on track. I would like to highlight that the productivity improvements for Spectranetics are ahead of plan, and we successfully launched the Stellarex drug-coated balloon in the US. Furthermore, the integration of Volcano has been completed as planned. This business delivered high-teens comparable sales growth in 2017, driven by the strong performance of our diagnostic catheters, and we further improved gross margins by 10 percentage points in the past two years.

I am pleased that our organic growth initiatives are delivering tangible results, such as the strong order intake growth in our Digital Pathology Solutions business, the double-digit growth of our Sleep & Respiratory Care devices, and the continued success of Philips OneBlade. This revolutionary hybrid styler generated annual sales of more than EUR 100 million within 18 months of its launch.

We expect our markets to grow at 3–5% on a comparable basis in 2018. Combined with our strong order book, we are confident that we will deliver on our mid-term targets of 4-6% comparable sales growth and on average an annual 100 basis points improvement in Adjusted EBITA margin this year. Given the phasing of our order book, we expect improvements to be at the back end of the year.”

Business segments

In the fourth quarter, all business segments continued to deliver operational improvements and increased profitability.

In the Diagnosis & Treatment businesses, comparable order intake increased by a strong 12%, driven by North America and China. Comparable sales increased by 6%, reflecting high-single-digit growth in Ultrasound and mid-single-digit growth in Image-Guided Therapy and Diagnostic Imaging. The Adjusted EBITA margin was 90 basis points higher compared to the same period last year, mainly driven by higher volumes, procurement savings and other cost productivity.

The 6% comparable sales growth of the Personal Health businesses was driven by high-single-digit growth in Health & Wellness and Sleep & Respiratory Care. The Adjusted EBITA margin improved by 70 basis points, driven by higher volume and procurement savings, partly offset by investments in advertising & promotion.

In the Connected Care & Health Informatics businesses, comparable sales increased by 2%, with high-single-digit growth in Healthcare Informatics and low-single-digit growth in Patient Care & Monitoring Solutions. The Adjusted EBITA margin improved by 190 basis points, partly driven by procurement savings and other cost productivity. Comparable order intake showed a low-single-digit decline in the quarter as certain expected large orders were postponed to 2018.

Philips’ ongoing focus on innovation through organic and inorganic growth initiatives resulted in the following highlights in the quarter:

•	As part of Philips’ new introductions to drive growth in Diagnostic Imaging, the company launched its digital MR Prodiva 1.5T system, which provides enhanced clinical performance and increased productivity. Philips also introduced the latest configuration of its IQon Spectral CT, which is optimized to support the needs of emergency and oncology care. Moreover, since the third quarter, Philips has been shipping Vereos, the world’s first and only fully digital PET/CT system, which is achieving market success due to its superb resolution, accuracy and efficiency.

•	Philips strengthened its Radiology Solutions offering with the acquisition of Analytical Informatics. Their suite of workflow improvement applications complements Philips’ PerformanceBridge Practice to enable imaging departments to make data-driven improvement decisions. For example, Philips and Banner Health extended their partnership to include adoption of Philips’ PerformanceBridge Practice across Banner’s 28 radiology departments.

•	Philips signed several multi-year agreements including a 10-year agreement with Children’s Hospital & Medical Center of Omaha in the US to help drive innovation in pediatric care. The company also won a multi-modality tender at the University Hospital of Schleswig-Holstein to provide medical equipment for the hospital’s radiology and neuroradiology departments. In addition, the German Armed Forces will adopt Philips’ Lumify app-based ultrasound solution as standard equipment for doctors and paramedics in emergency and rescue operations.

•	Expanding its health informatics portfolio, Philips acquired interoperability provider Forcare in the Netherlands. Philips also partnered with US-based Nuance to bring Artificial Intelligence into radiology reporting by leveraging functionalities from Philips’ Illumeo and Nuance’s PowerScribe 360. Furthermore, Philips launched its new IntelliSpace Enterprise Edition for Radiology, providing radiology departments with comprehensive tools to increase efficiency and enhance throughput.

•	In China, Philips partnered with Oranger, a service provider specialized in chronic respiratory disease management, and Health 100, the largest health examination organization in China, to provide integrated solutions for chronic respiratory diseases that cover screening, referral, treatment and recovery.

•	To further expand its Population Health Management business, Philips acquired VitalHealth, whose highly complementary portfolio of advanced analytics, care coordination, patient engagement and outcome management solutions will support Philips’ commitment to deliver integrated solutions for care providers.

•	As a driver of new care models, Philips teamed up with leading telehealth provider American Well to jointly deliver virtual care solutions around the world by embedding American Well’s mobile telehealth services into an array of Philips solutions, starting with the Philips Avent uGrow parenting platform, giving parents 24/7 access to professional medical consultations.

Quarterly report Q4 2017	2

•	Strengthening its leadership in patient monitoring solutions, Philips received FDA 510(k) clearance to market the IntelliVue X3 patient monitor, which provides continuous monitoring for the most critical patients during in-hospital transport. The IntelliVue X3 already had CE marking and was released in Europe in mid-2017.

Cost savings

Philips’ productivity programs delivered annual savings of EUR 483 million, ahead of the targeted savings of EUR 400 million. In the quarter, procurement savings amounted to EUR 81 million, led by the DfX program, while other productivity programs generated savings of EUR 52 million.

Capital allocation

Philips continues to progress with its EUR 1.5 billion share buyback program, which was initiated in the third quarter of 2017 for capital reduction purposes. Details about the transactions to date can be found here.

Regulatory update

Following the US Food and Drug Administration (FDA) inspection of the Cleveland facility (Illinois) in the third quarter of 2017, Philips submitted its response to the inspectional observations for review by the FDA. In December 2017, the company had a constructive meeting with the FDA. Philips will continue to drive its Quality Management System improvement program, and provide monthly status reports to the FDA highlighting the progress in addressing the observations.

On October 31, 2017, a US Federal court formally approved a consent decree that had been agreed to by Philips and the US government, as announced in Philips’ press release on October 11, 2017. Philips is proceeding in line with the terms of the consent decree, which include inspections by independent auditors. As planned, Philips has resumed shipments of its HS1 AEDs globally, as well as consumables, accessories and service parts for all of its defibrillators. Additionally, the company resumed shipments of its FRx and FR3 AEDs to a key market outside of the US in January 2018 and aims to expand these shipments to other markets outside of the US in the remainder of the first quarter of 2018.

Philips Lighting

As of December 31, 2017, Philips’ shareholding in Philips Lighting was 29.01% of Philips Lighting’s issued share capital. As a result, Philips no longer has control over Philips Lighting and has ceased to consolidate Philips Lighting. The remaining interest in Philips Lighting is presented as an investment included in ‘Assets classified as held for sale’ in the financial statements of Royal Philips as from the end of November 2017. Philips’ net income in the fourth quarter included EUR 562 million related to Philips Lighting’s results in the fourth quarter until the date of deconsolidation and a deconsolidation gain, all of which is reported in Discontinued operations.

Philips Lighting will publish results for the fourth quarter and full year 2017 on February 2, 2018.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data in millions of EUR unless otherwise stated
	Q4 2016	Q4 2017
Sales	5,306	5,303
Nominal sales growth	5%	0%
Comparable sales growth*	5%	5%
Income from operations (EBIT)	693	723
as a % of sales	13.1%	13.6%
Financial expenses, net	(67)	(9)
Investments in associates	–	(2)
Income taxes	(161)	(237)
Income from continuing operations	465	476
Discontinued operations	175	423
Net income	640	899
Net income attributable to shareholders per common share (in EUR) - diluted 1)	0.67	0.91
EBITA*	753	790
as a % of sales	14.2%	14.9%
Adjusted EBITA*	811	884
as a % of sales	15.3%	16.7%
Adjusted EBITDA*	991	1,072
as a % of sales	18.7%	20.2%

1)	The year-on-year increase in net income attributable to Philips shareholders was mainly due to the further sell-down of Philips’ interest in Philips Lighting
•	Comparable sales growth was 5%, driven by mid-single-digit growth in the Personal Health businesses and Diagnosis &Treatment businesses and low-single-digit growth in the Connected Care & Health Informatics businesses.

•	Comparable order intake* showed 7% growth, reflecting double-digit growth in the Diagnosis & Treatment businesses and a low-single-digit decline in the Connected Care & Health Informatics businesses, as certain expected large orders were postponed to 2018.

•	EBITA increased by EUR 37 million and the margin increased by 70 basis points compared to Q4 2016.

•	Adjusted EBITA improved by EUR 73 million and the margin improved by 140 basis points compared to Q4 2016. The improvement was mainly attributable to higher volumes, procurement savings and other cost productivity.

•	Restructuring and acquisition-related charges amounted to EUR 107 million, including the charges related to the acquisition of Spectranetics, compared to EUR 63 million in Q4 2016. EBITA in Q4 2017 also included EUR 4 million of charges related to the separation of the Lighting business, EUR 20 million of charges related to the consent decree focused on the defibrillator manufacturing in the US, and a EUR 36 million release of a provision. Q4 2016 EBITA also included EUR 31 million of charges related to the separation of the Lighting business, a EUR 26 million impairment of real estate assets, a EUR 46 million gain from the settlement of a pension-related claim and a EUR 15 million net release of provisions.

•	Adjusted EBITDA improved by EUR 81 million and the margin increased by 150 basis points compared to Q4 2016.

•	Net financial expenses decreased by EUR 58 million year-on-year, mainly due to lower interest expenses on net debt, as a result of the bond redemptions, and dividend income related to the retained interest in the combined businesses of Lumileds and Automotive received in Q4 2017. Q4 2016 included a release of an interest provision related to the Masimo litigation, offset by financial charges related to the redeemed notes in January 2017.

•	Income tax increased by EUR 76 million, mainly due to a one- time non-cash tax charge of EUR 72 million recorded in Income from continuing operations due to a valuation adjustment of Philips’ US deferred tax assets following the enactment of the US Tax Cuts and Jobs Act (‘US Tax Reform’) in December 2017.

•	Discontinued operations results increased by EUR 248 million, mainly due to a EUR 599 million net gain from the deconsolidation of Lighting, partly offset by a one-time non- cash tax charge of EUR 99 million due to the US Tax Reform, a EUR 104 million charge related to the market value of the retained interest in Philips Lighting, and the exclusion of the operational results of the combined businesses of Lumileds and Automotive from Discontinued operations following the divestment in Q2 2017.

•	Net income increased by EUR 259 million compared to Q4 2016, driven by improvements in operational performance, lower net financial expenses and higher discontinued operations results, partly offset by higher restructuring and acquisition-related charges and total one-time non-cash tax charges of EUR 171 million due to the US Tax Reform.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

4	Quarterly report Q4 2017

Sales per geographic cluster in millions of EUR unless otherwise stated
			% change
	Q4 2016	Q4 2017	nominal	comparable*
Western Europe	1,171	1,201	3%	4%
North America	1,847	1,871	1%	5%
Other mature geographies	529	466	(12)%	(3)%

Total mature geographies	3,547	3,538	(0)%	3%

Growth geographies	1,759	1,765	0%	7%

Philips Group	5,306	5,303	0%	5%

•	Sales in growth geographies increased by 7% on a comparable basis, mainly driven by Central & Eastern Europe, Middle East & Turkey and China. In mature geographies, sales increased by 3% on a comparable basis, driven by mid-single-digit growth in North America and Western Europe, partly offset by a low- single-digit decline in other mature geographies.

•	Comparable order intake* in growth geographies showed double-digit growth, reflecting double-digit growth in Asia Pacific and high-single-digit growth in China and Latin America. In mature geographies, comparable order intake* showed low-single-digit growth, reflecting low-single-digit growth in North America, Western Europe and other mature geographies.

Cash balance in millions of EUR
	Q4 2016	Q4 2017
Beginning cash balance	1,859	1,604
of which discontinued operations		605
of which continuing operations	1,859	999
Free cash flow*	551	948
Net cash provided by operating activities	758	1,202
Net capital expenditures	(207)	(254)
Net cash used for other investing activities	(20)	(160)
Treasury shares transactions	(60)	(341)
Changes in debt	(453)	(64)
Other cash flow items	29	2
Net cash flows from discontinued operations	427	(50)

Ending cash balance	2,334	1,939

•	Net cash flows from operating activities increased by EUR 444 million. Free cash flow increased by EUR 397 million, mainly due to cash outflows in Q4 2016 of EUR 280 million related to the Masimo agreements and a EUR 91 million premium payment related to the October 2016 bond redemption.

•	Net cash used for other investing activities in Q4 2017 mainly included acquisitions.

•	Treasury share transactions in Q4 2017 mainly included the share buyback program for capital reduction purposes and the share repurchase program for the Long Term Incentive (LTI) and employee stock purchase plans.

•	Changes in debt in Q4 2016 reflected a EUR 431 million outflow related to the October 2016 bond redemption and a further debt repayment in November 2016.

•	Net cash flows from discontinued operations included EUR 545 million proceeds related to the sale of a further interest in Philips Lighting, mainly offset by the deconsolidation of Philips Lighting’s cash and cash equivalents.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q4 2017	5

Performance per segment

Personal Health businesses
Key data in millions of EUR unless otherwise stated
	Q4 2016	Q4 2017
Sales	2,165	2,181
Sales growth
Nominal sales growth	6%	1%
Comparable sales growth*	7%	6%
Income from operations (EBIT)	347	370
as a % of sales	16.0%	17.0%
EBITA*	381	404
as a % of sales	17.6%	18.5%
Adjusted EBITA*	394	412
as a % of sales	18.2%	18.9%
Adjusted EBITDA*	461	476
as a % of sales	21.3%	21.8%

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated
	Q4 2016	Q4 2017
Sales	2,032	2,092
Sales growth
Nominal sales growth	3%	3%
Comparable sales growth*	3%	6%
Income from operations (EBIT)	260	247
as a % of sales	12.8%	11.8%
EBITA*	269	266
as a % of sales	13.2%	12.7%
Adjusted EBITA*	284	311
as a % of sales	14.0%	14.9%
Adjusted EBITDA*	329	361
as a % of sales	16.2%	17.3%
•	Comparable sales growth was 6% and reflected high-single- digit growth in Health & Wellness and Sleep & Respiratory Care and mid-single-digit growth in Domestic Appliances and Personal Care.

•	Comparable sales in growth geographies showed double-digit growth, mainly driven by double-digit growth in Asia Pacific and India and high-single-digit growth in Central & Eastern Europe and China. Mature geographies recorded mid-single- digit growth, reflecting double-digit growth in other mature geographies, mid-single-digit growth in Western Europe and low-single-digit growth in North America.

•	EBITA increased by EUR 23 million and the margin improved by 90 basis points compared to Q4 2016.

•	Adjusted EBITA increased by EUR 18 million and the margin improved by 70 basis points compared to Q4 2016. The increase was attributable to higher volumes and procurement savings, partly offset by investments in advertising & promotion.

•	Restructuring and acquisition-related charges amounted to EUR 8 million, compared to EUR 13 million in Q4 2016. In Q1 2018, restructuring and acquisition-related charges are expected to total approximately EUR 5 million.

•	Adjusted EBITDA improved by EUR 15 million and the margin increased by 50 basis points compared to Q4 2016.

•	Comparable sales growth was 6%, driven by high-single-digit growth in Ultrasound and mid-single-digit growth in Image- Guided Therapy and Diagnostic Imaging.

•	Growth geographies achieved high-single-digit growth, mainly driven by double-digit growth in China and Middle East & Turkey, partly offset by a mid-single-digit decline in Latin America. Mature geographies recorded mid-single-digit growth, driven by high-single-digit growth in North America and low-single-digit growth in Western Europe and other mature geographies.

•	EBITA decreased by EUR 3 million and the margin declined by 50 basis points compared to Q4 2016, mainly due to higher restructuring and acquisition-related charges.

•	Adjusted EBITA increased by EUR 27 million and the margin improved by 90 basis points year-on-year, mainly driven by higher volumes, procurement savings and other cost productivity.

•	Restructuring and acquisition-related charges were EUR 45 million, including the charges related to the acquisition of Spectranetics, compared to EUR 15 million in Q4 2016. In Q1 2018, restructuring and acquisition-related charges are expected to total approximately EUR 60 million.

•	Adjusted EBITDA increased by EUR 32 million and the margin increased by 110 basis points compared to Q4 2016.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

6	Quarterly report Q4 2017

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated
	Q4 2016	Q4 2017
Sales	955	912
Sales growth
Nominal sales growth	4%	(5)%
Comparable sales growth*	4%	2%
Income from operations (EBIT)	171	159
as a % of sales	17.9%	17.4%
EBITA*	184	169
as a % of sales	19.3%	18.5%
Adjusted EBITA*	177	186
as a % of sales	18.5%	20.4%
Adjusted EBITDA*	211	222
as a % of sales	22.1%	24.3%

HealthTech Other

Key data in millions of EUR
	Q4 2016	Q4 2017
Sales	153	119
Income from operations (EBIT)	(87)	(45)
EBITA*	(83)	(41)
Adjusted EBITA*	(29)	(19)
IP Royalties	95	67
Innovation	(61)	(56)
Central costs	(61)	(26)
Other	(2)	(5)
Adjusted EBITDA*	6	18

Legacy Items

Income from operations (EBIT) in millions of EUR
	Q4 2016	Q4 2017
Separation costs	(31)	(4)
Other	32	(5)

Income from operations (EBIT)	1	(8)

•	Comparable sales growth was 2% and reflected high-single- digit growth in Healthcare Informatics and low-single-digit growth in Patient Care & Monitoring Solutions.

•	Comparable sales in growth geographies showed a mid- single-digit decline, reflecting a double-digit decline in Middle East & Turkey and Africa, partly offset by double-digit growth in India. Mature geographies posted mid-single-digit growth, driven by high-single-digit growth in North America, partly offset by a low-single-digit decline in Western Europe and a double-digit decline in other mature geographies.

•	EBITA decreased by EUR 15 million and the margin declined by 80 basis points compared to Q4 2016, mainly due to higher restructuring and acquisition-related charges.

•	Adjusted EBITA increased by EUR 9 million, driven by procurement savings and other cost productivity, and the margin improved by 190 basis points year-on-year.

•	Restructuring and acquisition-related charges were EUR 33 million, compared to EUR 8 million in Q4 2016. EBITA in Q4 2017 also included EUR 20 million of charges related to the consent decree focused on the defibrillator manufacturing in the US and a EUR 36 million release of a provision. EBITA in Q4 2016 included a EUR 15 million net release of provisions. In Q1 2018, restructuring and acquisition-related charges are expected to total approximately EUR 20 million. Charges related to the consent decree are expected to total approximately EUR 20 million in Q1 2018.

•	Adjusted EBITDA improved by EUR 11 million and the margin increased by 220 basis points compared to Q4 2016.

•	Sales decreased by EUR 34 million, mainly due to lower royalty income.

•	EBITA increased by EUR 42 million, mainly driven by lower Central costs and lower restructuring and acquisition-related charges; and in addition there was a EUR 26 million impairment of real estate assets in Q4 2016.

•	Adjusted EBITA increased by EUR 10 million, mainly driven by lower Central costs, partly offset by lower royalty income.

•	Restructuring and acquisition-related charges amounted to EUR 21 million, compared to EUR 28 million in Q4 2016. EBITA in Q4 2016 also included a EUR 26 million impairment of real estate assets. In Q1 2018, restructuring and acquisition-related charges are expected to total approximately EUR 15 million.

•	Adjusted EBITDA improved by EUR 12 million compared to Q4 2016.

•	Income from operations (EBIT) in Q4 2017 mainly included EUR 4 million of charges related to the separation of the Lighting business and EUR 8 million of charges related to movements in environmental provisions. Q4 2016 included a EUR 46 million gain from the settlement of a pension-related claim.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q4 2017	7

Discontinued operations

Discontinued operations, net of income taxes in millions of EUR
	Q4 2016	Q4 2017
Lighting	85	562
The combined Lumileds and Automotive businesses	89	(116)
Other	1	(23)

Discontinued operations, net of income taxes	175	423

•	Discontinued operations results of Lighting increased by EUR 477 million, mainly due to a EUR 599 million net gain from the deconsolidation as from the end of November 2017, partly offset by a EUR 104 million charge related to the market value of the retained interest in Philips Lighting.

•	Discontinued operations results of the combined businesses of Lumileds and Automotive decreased by EUR 205 million, mainly due to a one-time non-cash tax charge of EUR 107 million recorded due to the US Tax Reform and the exclusion of the operational results of the combined businesses of Lumileds and Automotive from Discontinued operations following the divestment in Q2 2017.

8	Quarterly report Q4 2017

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 3, 2018, to declare a distribution of EUR 0.80 per common share, in cash or shares at the option of the shareholder (up to EUR 750 million if all shareholders would elect cash), against the net income for 2017.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 7, 2018 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the dividend record date will be May 8, 2018.

Shareholders will be given the opportunity to make their choice between cash and shares between May 9, 2018 and June 1, 2018. If no choice is made during this election period the dividend will be paid in cash. On June 1, 2018 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares Koninklijke Philips N.V. at Euronext Amsterdam on May 30 and 31, and June 1, 2018. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 5, 2018. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 6, 2018.

Further details will be given in the agenda for the 2018 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

Quarterly report Q4 2017	9

Full-year highlights

Philips performance

Key data in millions of EUR unless otherwise stated
	January to December
	2016	2017
Sales	17,422	17,780
Nominal sales growth	4%	2%
Comparable sales growth*	5%	4%
Income from operations (EBIT)	1,464	1,517
as a % of sales	8.4%	8.5%
Financial expenses, net	(442)	(137)
Investments in associates	11	(4)
Income taxes	(203)	(349)
Income from continuing operations	831	1,028
Discontinued operations	660	843
Net income	1,491	1,870
Net income attributable to shareholders per common share (in EUR) - diluted 1)	1.56	1.75
EBITA*	1,707	1,787
as a % of sales	9.8%	10.1%
Adjusted EBITA*	1,921	2,153
as a % of sales	11.0%	12.1%
Adjusted EBITDA*	2,613	2,832
as a % of sales	15.0%	15.9%

1)	The year-on-year increase in net income attributable to Philips shareholders was mainly due to the further sell-down of Philips’ interest in Philips Lighting
•	Comparable sales growth was 4%, driven by mid-single-digit growth in the Personal Health businesses and low-single-digit growth in the Diagnosis & Treatment businesses and the Connected Care & Health Informatics businesses. Sales in growth geographies showed high-single-digit growth, driven by double-digit growth in Middle East & Turkey and high- single-digit growth in China, Latin America and Central & Eastern Europe. Mature geographies posted low-single-digit growth, reflecting low-single-digit growth in Western Europe and North America and a low-single-digit decline in other mature geographies.

•	Currency-comparable order intake showed 6% growth, reflecting high-single-digit growth in the Diagnosis & Treatment businesses and low-single-digit growth in the Connected Care & Health Informatics businesses. On a geographic basis, growth geographies achieved high-single- digit growth, mainly driven by double-digit growth in China and Middle East & Turkey. North America and other mature geographies recorded low-single-digit growth and Western Europe was flat year-on-year.

•	EBITA increased by EUR 80 million and the margin increased by 30 basis points compared to 2016.

•	Adjusted EBITA improved by EUR 232 million and the margin improved by 110 basis points compared to 2016. The improvement was mainly attributable to higher volumes, procurement savings and other cost productivity.

•	Restructuring and acquisition-related charges amounted to EUR 316 million, including the charges related to the acquisition of Spectranetics, compared to EUR 94 million in 2016. EBITA in 2017 also included EUR 47 million of charges related to quality and regulatory actions, EUR 31 million of charges related to the separation of the Lighting business, EUR 26 million of charges related to the CRT litigation provision in the US, EUR 22 million of charges related to portfolio rationalization measures, EUR 20 million of charges related to the consent decree focused on the defibrillator manufacturing in the US, a EUR 59 million net gain from the sale of real estate assets, and a EUR 36 million release of a provision. EBITA in 2016 also included EUR 152 million of charges related to the separation of the Lighting business, a EUR 26 million impairment of real estate assets, a EUR 46 million gain from the settlement of a pension-related claim and a EUR 12 million net release of provisions.

•	Adjusted EBITDA increased by EUR 219 million and the margin increased by 90 basis points compared to 2016.

•	Net financial expenses decreased by EUR 305 million year-on- year, mainly due to lower interest expenses on net debt, as a result of the bond redemptions, and dividend income related to the retained interest in the combined businesses of Lumileds and Automotive. The year 2016 included financial charges related to the redeemed notes in October 2016 and January 2017, partly offset by a release of an interest provision related to the Masimo litigation. Interest expenses in 2017 were reduced by more than EUR 100 million in line with our plan.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

10	Quarterly report Q4 2017

•	Income tax increased by EUR 146 million, mainly due to higher income and a one-time non-cash tax charge of EUR 72 million due to the US Tax Reform.

•	Discontinued operations results increased by EUR 183 million, mainly due to a EUR 599 million net gain from the deconsolidation of Lighting, partly offset by a EUR 104 million charge related to the market value of the retained interest in Philips Lighting, a one-time non-cash tax charge of EUR 99 million due to the US Tax Reform, and the exclusion of the operational results of the combined businesses of Lumileds and Automotive from Discontinued operations following the divestment in Q2 2017. The year 2016 included the Funai arbitration award.

•	Net income increased by EUR 379 million compared to 2016, driven by improvements in operational performance, lower net financial expenses and higher discontinued operations results, partly offset by higher restructuring and acquisition-related charges and higher income taxes, which included a total one-time non-cash tax charge of EUR 171 million due to the US Tax Reform.

Quarterly report Q4 2017	11

Performance per segment

Personal Health businesses

Key data in millions of EUR unless otherwise stated
	January to December
	2016	2017
Sales	7,099	7,310
Sales growth
Nominal sales growth	5%	3%
Comparable sales growth*	7%	6%
Income from operations (EBIT)	953	1,075
as a % of sales	13.4%	14.7%
EBITA*	1,092	1,211
as a % of sales	15.4%	16.6%
Adjusted EBITA*	1,108	1,221
as a % of sales	15.6%	16.7%
Adjusted EBITDA*	1,353	1,456
as a % of sales	19.1%	19.9%

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated
	January to December
	2016	2017
Sales	6,686	6,891
Sales growth
Nominal sales growth	3%	3%
Comparable sales growth*	4%	3%
Income from operations (EBIT)	546	488
as a % of sales	8.2%	7.1%
EBITA*	594	543
as a % of sales	8.9%	7.9%
Adjusted EBITA*	631	716
as a % of sales	9.4%	10.4%
Adjusted EBITDA*	808	884
as a % of sales	12.1%	12.8%
•	Comparable sales growth was 6%, driven by high-single-digit growth in Health & Wellness and mid-single-digit growth in Sleep & Respiratory Care, Domestic Appliances and Personal Care.

•	Comparable sales in growth geographies showed double-digit growth, reflecting double-digit growth in Latin America, Middle East & Turkey and India, and high-single-digit growth in China and Central & Eastern Europe. Mature geographies recorded low-single-digit growth, driven by mid-single-digit growth in Western Europe and low-single-digit growth in North America, partly offset by a low-single-digit decline in other mature geographies.

•	EBITA increased by EUR 119 million and the margin increased by 120 basis points compared to 2016.

•	Adjusted EBITA increased by EUR 113 million and the margin improved by 110 basis points compared to 2016. The increase was attributable to higher volumes and procurement savings, partly offset by investments in advertising & promotion.

•	Restructuring and acquisition-related charges were EUR 11 million, compared to EUR 16 million in 2016.

•	Adjusted EBITDA increased by EUR 103 million and the margin increased by 80 basis points compared to 2016.

•	Comparable sales growth was 3%, driven by mid-single-digit growth in Ultrasound and Image-Guided Therapy and low- single-digit growth in Diagnostic Imaging.

•	Comparable sales in growth geographies showed high-single- digit growth, mainly driven by double-digit growth in China and high-single-digit growth in Latin America. Mature geographies recorded low-single-digit growth, reflecting low-single-digit growth in North America and other mature geographies, while sales in Western Europe were flat year-on-year.

•	EBITA decreased by EUR 51 million and the margin declined by 100 basis points compared to 2016, mainly due to higher restructuring and acquisition-related charges.

•	Adjusted EBITA increased by EUR 85 million and the margin improved by 100 basis points year-on-year. The increase was mainly attributable to higher volumes.

•	Restructuring and acquisition-related charges were EUR 151 million, including the charges related to the acquisition of Spectranetics, compared to EUR 37 million in 2016. EBITA in 2017 included charges of EUR 22 million related to portfolio rationalization measures.

•	Adjusted EBITDA increased by EUR 76 million and the margin increased by 70 basis points compared to 2016.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

12	Quarterly report Q4 2017

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated
	January to December
	2016	2017
Sales	3,158	3,163
Sales growth
Nominal sales growth	5%	0%
Comparable sales growth*	4%	3%
Income from operations (EBIT)	275	206
as a % of sales	8.7%	6.5%
EBITA*	322	250
as a % of sales	10.2%	7.9%
Adjusted EBITA*	324	372
as a % of sales	10.3%	11.8%
Adjusted EBITDA*	458	502
as a % of sales	14.5%	15.9%

HealthTech Other

Key data in millions of EUR
	January to December
	2016	2017
Sales	478	415
Income from operations (EBIT)	(129)	(149)
EBITA*	(120)	(114)
Adjusted EBITA*	(66)	(109)
IP Royalties	286	225
Innovation	(207)	(212)
Central costs	(137)	(105)
Other	(8)	(17)
Adjusted EBITDA*	68	36

Legacy Items

Income from operations (EBIT) in millions of EUR
	January to December
	2016	2017
Separation costs	(152)	(31)
Other	(29)	(73)

Income from operations (EBIT)	(181)	(103)

•	Comparable sales growth was 3%, driven by mid-single-digit growth in Patient Care & Monitoring Solutions and low-single- digit growth in Healthcare Informatics.

•	Comparable sales in growth geographies showed low-single- digit growth, mainly driven by low-single-digit growth in China. Mature geographies posted low-single-digit growth, driven by mid-single-digit growth in Western Europe and North America, partly offset by a low-single-digit decline in other mature geographies.

•	EBITA decreased by EUR 72 million and the margin decreased by 230 basis points compared to 2016, mainly due to higher restructuring and acquisition-related charges.

•	Adjusted EBITA improved by EUR 48 million and the margin increased by 150 basis points year-on-year, mainly due to higher volumes, procurement savings and other cost productivity.

•	Restructuring and acquisition-related charges amounted to EUR 91 million, compared to EUR 14 million in 2016. EBITA in 2017 also included EUR 47 million of charges related to quality and regulatory actions, EUR 20 million of charges related to the consent decree focused on the defibrillator manufacturing in the US, and a EUR 36 million release of a provision. EBITA in 2016 included a EUR 12 million net release of provisions.

•	Adjusted EBITDA increased by EUR 44 million and the margin increased by 140 basis points compared to 2016.

•	Sales decreased by EUR 63 million, mainly due to lower royalty income.

•	EBITA increased by EUR 6 million, mainly driven by a real estate gain, in addition to a real estate impairment in 2016, and by lower Central costs, partly offset by lower royalty income and higher restructuring and acquisition-related charges.

•	The Adjusted EBITA decline was mainly due to lower royalty income and higher provision-related charges in Other, partly offset by lower Central costs.

•	Restructuring and acquisition-related charges amounted to EUR 64 million, compared to EUR 28 million in 2016. EBITA in 2017 also included a EUR 59 million net gain from the sale of real estate assets. EBITA in 2016 included a EUR 26 million impairment of real estate assets.

•	Adjusted EBITDA decreased by EUR 32 million.

•	Income from operations (EBIT) mainly included EUR 31 million of charges related to the separation of the Lighting business, EUR 26 million of provisions related to the CRT litigation in the US, EUR 15 million of costs related to environmental provisions, and EUR 14 million of stranded costs related to the combined Lumileds and Automotive businesses. The year 2016 included a EUR 46 million gain from the settlement of a pension-related claim and a EUR 13 million charge related to provisions originating from the separation of the Lighting business.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q4 2017	13

Discontinued operations

Discontinued operations, net of income taxes in millions of EUR
	January to December
	2016	2017
Lighting	244	896
The combined Lumileds and Automotive businesses	282	(29)
Other	134	(24)

Discontinued operations, net of income taxes	660	843

•	Discontinued operations results of Lighting increased by EUR 652 million, mainly due to a EUR 599 million net gain from the deconsolidation as from the end of November 2017, partly offset by a EUR 104 million charge related to the market value of the retained interest in Philips Lighting.

•	Discontinued operations results of the combined businesses of Lumileds and Automotive decreased by EUR 311 million, mainly due to a one-time non-cash tax charge of EUR 107 million recorded due to the US Tax Reform and the exclusion of the operational results of the combined businesses of Lumileds and Automotive from Discontinued operations following the divestment in Q2 2017.

•	Discontinued operations results from Other discontinued operations decreased by EUR 158 million year-on-year, mainly due to the Funai arbitration award in 2016.

14	Quarterly report Q4 2017

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future Adjusted EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: global economic and business conditions; developments within the euro zone; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; changes in currency exchange rates and interest rates; future changes in tax rates and regulations, including tax reform in the US; pension costs and actuarial assumptions; changes in raw materials prices; changes in employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business, including Spectranetics; the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; cyber-attacks, breaches of cybersecurity, political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the disposal by Philips of its remaining interests in Philips Lighting. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward- looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2016.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non- GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2016. Comparable order intake and Adjusted EBITDA are measures included to enhance comparability with other companies.

Use of fair-value measurements

In presenting the Philips Group‘s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2016 and Semi-Annual Report 2017. Incertain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2016, unless otherwise stated. The presentation of certain prior-year information has been adjusted to conform to the current-year presentation.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Quarterly report Q4 2017	15

Condensed consolidated statements of income

Condensed consolidated statements of income in millions of EUR unless otherwise stated
	Q4		January to December
	2016	2017	2016	2017
Sales	5,306	5,303	17,422	17,780
Cost of sales	(2,824)	(2,741)	(9,484)	(9,600)

Gross margin	2,482	2,563	7,939	8,181
Selling expenses	(1,166)	(1,236)	(4,142)	(4,398)
General and administrative expenses	(173)	(146)	(658)	(577)
Research and development expenses	(449)	(461)	(1,669)	(1,764)
Impairment of goodwill	—	—	(1)	(9)
Other business income	7	27	17	152
Other business expenses	(9)	(23)	(22)	(67)

Income from operations	693	723	1,464	1,517
Financial income	16	31	65	126
Financial expenses	(83)	(40)	(507)	(263)
Investments in associates	—	(2)	11	(4)

Income before taxes	626	713	1,034	1,377
Income taxes	(161)	(237)	(203)	(349)

Income from continuing operations	465	476	831	1,028
Discontinued operations - net of income taxes	175	423	660	843

Net income	640	899	1,491	1,870

Attribution of net income for the period
Net income attributable to Koninklijke Philips N.V. shareholders	626	860	1,448	1,657
Net income attributable to Non-controlling interests	14	39	43	214

Earnings per common share attributable to Koninklijke Philips N.V. shareholders
Weighted average number of common shares outstanding
(after deduction of treasury shares) during the period (in thousands):
- basic	923,018	932,754	918,016	928,798
- diluted	933,552	947,857	928,789	945,132
Net income attributable to shareholders in EUR:
- basic	0.68	0.92	1.58	1.78
- diluted	0.67	0.91	1.56	1.75
Net income from continuing operations attributable to shareholders in EUR:
- basic	0.50	0.51	0.90	1.11
- diluted	0.50	0.50	0.89	1.09

Amounts may not add up due to rounding.

16	Quarterly report Q4 2017

Condensed consolidated statements of comprehensive income

Condensed consolidated statements of comprehensive income in millions of EUR unless otherwise stated
	January to December
	2016	2017
Net income for the period	1,491	1,870

Pensions and other post-employment plans:
Remeasurement	(96)	102
Income tax effect on remeasurements	28	(78)
Revaluation reserve:
Release revaluation reserve	(4)
Reclassification directly into retained earnings	4

Total of items that will not be reclassified to profit or loss	(68)	25
Currency translation differences:
Net current-period change, before tax	219	(1,177)
Income tax effect on net current-period change	2	39
Reclassification adjustment for (loss) gain realized, in discontinued operations		191
Available-for-sale financial assets:
Net current-period change, before tax	(44)	(66)
Income tax effect on net current-period change		(1)
Reclassification adjustment for (loss) gain realized, in continued operations	24	1
Cash flow hedges:
Net current-period change, before tax	3	33
Income tax effect on net current period change	(9)	(3)
Reclassification adjustment for (loss) gain realized, in continued operations	5	(17)
Total of items that are or may be reclassified to profit or loss	200	(1,000)

Other comprehensive income (loss) for the period	132	(975)

Total comprehensive income for the period	1,623	895
Shareholders of Koninklijke Philips N.V.	1,550	805
Non-controlling interests	73	90

Amounts may not add up due to rounding.

Quarterly report Q4 2017	17

Condensed consolidated balance sheets

Condensed consolidated balance sheets in millions of EUR
	December 31, 2016		December 31, 2017
Non-current assets:
Property, plant and equipment	2,155		1,591
Goodwill	8,898		7,731
Intangible assets excluding goodwill	3,552		3,322
Non-current receivables	155		130
Investments in associates	190		142
Other non-current financial assets	335		587
Non-current derivative financial assets	59		22
Deferred tax assets	2,759	1)	1,598
Other non-current assets	92		75

Total non-current assets	18,195		15,198
Current assets:
Inventories	3,392		2,353
Other current financial assets	101		2
Other current assets	486		392
Current derivative financial assets	101		57
Income tax receivable	154		109
Receivables	5,327		3,909
Assets classified as held for sale	2,180		1,356
Cash and cash equivalents	2,334		1,939

Total current assets	14,075		10,117

Total assets	32,270		25,315

Equity
Shareholders’ equity	12,546	1)	11,999
Common shares	186		188
Reserves	1,280		385
Other	11,080	1)	11,426
Non-controlling interests	907		24

Group equity	13,453		12,023
Non-current liabilities:
Long-term debt	4,021		4,044
Non-current derivative financial liabilities	590		216
Long-term provisions	2,926	1)	1,659
Deferred tax liabilities	66		33
Other non-current liabilities	741		474

Total non-current liabilities	8,344		6,426
Current liabilities:
Short-term debt	1,585		672
Current derivative financial liabilities	283		167
Income tax payable	146		83
Accounts payable	2,848		2,090
Accrued liabilities	3,034		2,319
Short-term provisions	680		400
Liabilities directly associated with assets held for sale	525		8
Other current liabilities	1,372		1,126

Total current liabilities	10,473		6,866

Total liabilities and group equity	32,270		25,315

1)	The presentation of prior-year information has been adjusted to conform to the current-year presentation.

Amounts may not add up due to rounding.

18	Quarterly report Q4 2017

Condensed consolidated statement of cash flows

Condensed consolidated statements of cash flows in millions of EUR
	January to December
	2016	2017
Cash flows from operating activities
Net income	1,491	1,870
Results of discontinued operations - net of income tax	(660)	(843)
Adjustments to reconcile net income (loss) to net cash provided by (used for) of operating activities:
Depreciation, amortization and impairments of fixed assets	976	1,025
Impairment of goodwill and other non-current financial assets	24	15
Net loss (gain) on sale of assets	(3)	(107)
Interest income	(43)	(40)
Interest expense on debt, borrowings and other liabilities	294	186
Income taxes	203	349
Results from investments in associates	(11)	—
Decrease (increase) in working capital:	131	101
Decrease (increase) in receivables and other current assets	(89)	64
Decrease (increase) in inventories	(63)	(144)
Increase (decrease) in accounts payable, accrued and other current liabilities	283	181
Decrease (increase) in non-current receivables, other assets and other liabilities	(160)	(358)
Increase (decrease) in provisions	(647)	(252)
Other items	76	377
Interest paid	(296)	(215)
Interest received	42	40
Dividends received from investments in associates	48	6
Income taxes paid	(295)	(284)
Net cash provided by (used for) operating activities	1,170	1,870
Cash flows from investing activities
Net capital expenditures	(741)	(685)
Purchase of intangible assets	(95)	(106)
Expenditures on development assets	(301)	(333)
Capital expenditures on property, plant and equipment	(360)	(420)
Proceeds from sale of property, plant and equipment	15	175
Net proceeds from (cash used for) derivatives and current financial assets	(117)	(198)
Purchase of other non-current financial assets	(53)	(42)
Proceeds from other non-current financial assets	14	6
Purchase of businesses, net of cash acquired	(197)	(2,344)
Net proceeds from sale of interests in businesses, net of cash disposed of	—	64
Net cash used for investing activities	(1,092)	(3,199)
Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt	(1,377)	12
Principal payments on short-term portion of long-term debt	(357)	(1,332)
Proceeds from issuance of long-term debt	123	1,115
Re-issuance of treasury shares	80	227
Purchase of treasury shares	(606)	(642)
Proceeds from sale of Philips Lighting shares	863	1,065
Transaction costs paid for sale of Philips Lighting shares	(38)	(5)
Dividend paid to shareholders of Koninklijke Philips N.V.	(330)	(384)
Dividends paid to non-controlling interests	(2)	(2)
Net cash provided by (used for) financing activities	(1,643)	55

Net cash provided by (used for) continuing operations	(1,566)	(1,274)

Net cash provided by (used for) discontinued operations	2,151	1,063

Net cash provided by (used for) continuing and discontinued operations	585	(211)
Effect of change in exchange rates on cash and cash equivalents	(17)	(184)
Cash and cash equivalents at the beginning of the period	1,766	2,334

Cash and cash equivalents at the end of the period	2,334	1,939

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Amounts may not add up due to rounding.

Quarterly report Q4 2017	19

Condensed consolidated statement of change in equity

Condensed consolidated statements of changes in equity in millions of EUR
	common shares	capital in excess of par value	retained earnings	currency translation differences	available-for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity
January to December
Balance as of December 31, 2016	186	3,083	8,178	1,234	36	10	(181)	12,546	907	13,453
Total comprehensive income (loss)			1,681	(823)	(66)	12		805	90	895
Dividend distributed	2	356	(742)					(384)	(94)	(478)
Sales of shares of Philips Lighting			346	(19)				327	712	1,039
Deconsolidation Philips Lighting		(66)	54					(12)	(1,590)	(1,602)
Purchase of treasury shares							(318)	(318)		(318)
Re-issuance of treasury shares		(205)	3				334	133		133
Forward contracts - share buy back			(1,018)				(61)	(1,079)		(1,079)
Share call options			95				(255)	(160)		(160)
Share-based compensation plans		151						151		151
Income tax share-based compensation plans		(8)						(8)		(8)

Total other equity movements	2	228	(1,263)	(19)			(300)	(1,352)	(972)	(2,324)

Balance as of December 31, 2017	188	3,311	8,596	392	(30)	23	(481)	11,999	24	12,023

1)	The presentation of prior-year information has been adjusted to conform to the current-year presentation.

Amounts may not add up due to rounding.

20	Quarterly report Q4 2017

Reconciliation of non-GAAP information

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance:

•	Comparable sales growth

•	EBIT

•	EBITA

•	Adjusted EBITA

•	Adjusted EBITDA

•	Free cash flow

•	Net debt : group equity ratio

•	Comparable order intake

The term EBIT has the same meaning as Income from operations.

Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of intangible assets (excluding software and development expenses), impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other significant items.

Adjusted EBITDA is defined as Income from operations (EBIT) excluding amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property, plant and equipment, restructuring charges, acquisition-related costs and other significant items.

Free cash flow is defined as Net cash provided by operating activities minus net capital expenditures. Net capital expenditures are comprised of the purchase of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from disposal of property, plant and equipment.

Net debt : group equity ratio is presented to express the financial strength of the Company. Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. Group equity is defined as the sum of shareholders’ equity and non-controlling interests.

Comparable order intake is reported for equipment and software and is defined as the total contractually committed amount to be delivered within a specified timeframe excluding the effects of currency movements and changes in consolidation. Comparable order intake does not derive from the financial statements and thus a quantitative reconciliation is not provided.

For the definitions of the remaining non-GAAP financial measures listed above, refer to the Annual Report 2016.

In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition in %
	Q4 2017				January to December 2017
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2017 versus 2016
Personal Health	0.7%	0.5%	5.1%	6.3%	3.0%	0.7%	1.9%	5.6%
Diagnosis & Treatment	3.0%	(3.3)%	6.1%	5.8%	3.1%	(1.6)%	2.0%	3.5%
Connected Care & Health Informatics	(4.5)%	0.6%	6.2%	2.3%	0.2%	1.1%	1.9%	3.2%
HealthTech Other	(22.2)%	(0.0)%	0.6%	(21.6)%	(13.2)%	0.1%	0.2%	(12.9)%

Philips Group	(0.1)%	(0.9)%	5.6%	4.6%	2.1%	(0.1)%	1.9%	3.9%

Quarterly report Q4 2017	21

Net income to Adjusted EBITA In millions of EUR unless otherwise stated
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Legacy Items
Q4 2017
Net Income	899
Discontinued operations, net of income taxes	(423)
Income taxes	237
Investments in associates	2
Financial expenses	40
Financial income	(31)

Income from operations (EBIT)	723	370	247	159	(45)	(8)
Amortization of acquired intangible assets	66	34	19	10	4

EBITA	790	404	266	169	(41)	(8)
Restructuring and acquisition-related charges	107	8	45	33	21
Other items	(12)			(16)		4

Adjusted EBITA	884	412	311	186	(19)	(5)
January to December 2017
Net income	1,870
Discontinued operations, net of income taxes	(843)
Income taxes	349
Investments in associates	4
Financial expenses	263
Financial income	(126)

Income from operations (EBIT)	1,517	1,075	488	206	(149)	(103)
Amortization of acquired intangible assets	260	135	55	44	26
Impairment of goodwill	9				9

EBITA	1,787	1,211	543	250	(114)	(103)
Restructuring and acquisition-related charges	316	11	151	91	64
Other items	50		22	31	(59)	55

Adjusted EBITA	2,153	1,221	716	372	(109)	(48)

Q4 2016
Net income	640
Discontinued operations, net of income taxes	(175)
Income tax	161
Investments in associates	0
Financial expenses	83
Financial income	(16)

Income from operations (EBIT)	693	347	260	171	(87)	1
Amortization of acquired intangible assets	61	34	9	13	4	1

EBITA	753	381	269	184	(83)	2
Restructuring and acquisition-related charges	63	13	15	8	28	(1)
Other Items	(5)			(15)	26	(16)

Adjusted EBITA	811	394	284	177	(29)	(15)
January to December 2016
Net income	1,491
Discontinued operations, net of income taxes	(660)
Income tax	203
Investments in associates	(11)
Financial expenses	507
Financial income	(65)

Income from operations (EBIT)	1,464	953	546	275	(129)	(181)
Amortization of acquired intangible assets	242	139	48	46	9
Impairment of goodwill	1			1

EBITA	1,707	1,092	594	322	(120)	(181)
Restructuring and acquisition-related charges	94	16	37	14	28	(1)
Other items	120			(12)	26	106

Adjusted EBITA	1,921	1,108	631	324	(66)	(76)

22	Quarterly report Q4 2017

Net income to Adjusted EBITDA In millions of EUR unless otherwise stated
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Legacy Items
Q4 2017
Net Income	899
Discontinued operations, net of income taxes	(423)
Income taxes	237
Investment in associates	2
Financial expenses	40
Financial income	(31)

Income from operations (EBIT)	723	370	247	159	(45)	(8)
Depreciation, amortization and impairments of fixed assets	276	99	71	62	45	—
Restructuring and acquisition-related charges	107	8	45	33	21
Other items	(12)			(16)		4
Adding back impairment of fixed assets included in restructuring and acquisition-related charges and other items	(22)	(1)	(2)	(16)	(3)

Adjusted EBITDA	1,072	476	361	222	18	(4)
January to December 2017
Net Income	1,870
Discontinued operations, net of income taxes	(843)
Income taxes	349
Investment in associates	4
Financial expenses	263
Financial income	(126)

Income from operations (EBIT)	1,517	1,075	488	206	(149)	(103)
Depreciation, amortization and impairments of fixed assets	1,025	371	267	208	177	2
Impairment of goodwill	9				9
Restructuring and acquisition-related charges	316	11	151	91	64
Other items	50		22	31	(59)	55
Adding back of impairment of fixed assets included in restructuring and acquisition-related charges and other items	(86)	(1)	(44)	(34)	(7)

Adjusted EBITDA	2,832	1,456	884	502	36	(46)

Quarterly report Q4 2017	23

Net income to Adjusted EBITDA In millions of EUR unless otherwise stated
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Legacy Items
Q4 2016
Net Income	640
Discontinued operations, net of income taxes	(175)
Income taxes	161
Investment in associates	—
Financial expenses	83
Financial income	(16)

Income from operations (EBIT)	693	347	260	171	(87)	1
Depreciation, amortization and impairments of fixed assets	277	102	55	47	73	—
Restructuring and acquisition-related charges	63	13	15	8	28	(1)
Other items	(5)			(15)	26	(16)
Adding back of impairment of fixed assets included in restructuring and acquisition-related charges and other items	(35)	—	(1)	—	(34)

Adjusted EBITDA	991	461	329	211	6	(16)
January to December 2016
Net Income	1,491
Discontinued operations, net of income taxes	(660)
Income taxes	203
Investment in associates	(11)
Financial expenses	507
Financial income	(65)

Income from operations (EBIT)	1,464	953	546	275	(129)	(181)
Depreciation, amortization and impairments of fixed assets	976	385	229	184	177	2
Impairment of goodwill	1			1
Restructuring and acquisition-related charges	94	16	37	14	28	(1)
Other items	120			(12)	26	106
Adding back of impairment of fixed assets included in restructuring and acquisition-related charges and other items	(42)	—	(4)	(4)	(34)

Adjusted EBITDA	2,613	1,353	808	458	68	(74)

24	Quarterly report Q4 2017

Reconciliation of non-GAAP information (continued)

Composition of free cash flow in millions of EUR
	January to December
	2016		2017
Cash flow provided by operating activities	1,170		1,870
Net capital expenditures:	(741)		(685)
Purchase of intangible assets	(95)		(106)
Expenditures on development assets	(301)		(333)
Capital expenditures on property, plant and equipment	(360)		(420)
Proceeds from sale of property, plant and equipment	15		175

Free cash flows	429		1,185

Composition of net debt to group equity in millions of EUR unless otherwise stated	December 31, 2016		December 31, 2017
Long-term debt	4,021		4,044
Short-term debt	1,585		672
Total debt	5,606		4,715
Cash and cash equivalents	2,334		1,939
Net debt (total debt less cash and cash equivalents)	3,272		2,776
Shareholders’ equity	12,546	1)	11,999
Non-controlling interests	907		24
Group equity	13,453		12,023
Net debt and Group equity	16,725		14,799
Net debt divided by net debt and Group equity (in %)	20	%1)	19%
Equity divided by net debt and Group equity (in %)	80	%1)	81%

Quarterly report Q4 2017	25

Philips statistics

in millions of EUR unless otherwise stated

	2016				2017
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,826	4,132	4,157	5,306	4,035	4,294	4,148	5,303
Comparable sales growth*	5%	5%	5%	5%	3%	4%	4%	5%
Gross margin	1,644	1,860	1,953	2,482	1,777	1,925	1,916	2,563
as a % of sales	43.0%	45.0%	47.0%	46.8%	44.0%	44.8%	46.2%	48.3%
Selling expenses	(989)	(999)	(988)	(1,166)	(1,024)	(1,091)	(1,046)	(1,236)
as a % of sales	(25.8)%	(24.2)%	(23.8)%	(22.0)%	(25.4)%	(25.4)%	(25.2)%	(23.3)%
G&A expenses	(145)	(181)	(158)	(173)	(151)	(146)	(134)	(146)
as a % of sales	(3.8)%	(4.4)%	(3.8)%	(3.3)%	(3.7)%	(3.4)%	(3.2)%	(2.8)%
R&D expenses	(380)	(412)	(428)	(449)	(431)	(421)	(451)	(461)
as a % of sales	(9.9)%	(10.0)%	(10.3)%	(8.5)%	(10.7)%	(9.8)%	(10.9)%	(8.7)%
Income from operations (EBIT)	126	265	381	693	243	252	299	723
as a % of sales	3.3%	6.4%	9.2%	13.1%	6.0%	5.9%	7.2%	13.6%
Net income	37	431	383	640	259	289	423	899
Net income - shareholders per common share in EUR - diluted	0.03	0.46	0.40	0.67	0.25	0.27	0.33	0.91
EBITA*	188	326	441	753	304	329	364	790
as a % of sales	4.9%	7.9%	10.6%	14.2%	7.5%	7.7%	8.8%	14.9%
Adjusted EBITA*	253	383	474	811	298	439	532	884
as a % of sales	6.6%	9.3%	11.4%	15.3%	7.4%	10.2%	12.8%	16.7%
Adjusted EBITDA*	422	555	646	991	463	611	686	1,072
as a % of sales	11.0%	13.4%	15.5%	18.7%	11.5%	14.2%	16.5%	20.2%

	2016				2017
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December
Sales	3,826	7,959	12,116	17,422	4,035	8,329	12,477	17,780
Comparable sales growth*	5%	5%	5%	5%	3%	3%	4%	4%
Gross margin	1,644	3,504	5,457	7,939	1,777	3,703	5,618	8,181
as a % of sales	43.0%	44.0%	45.0%	45.6%	44.0%	44.5%	45.0%	46.0%
Selling expenses	(989)	(1,988)	(2,976)	(4,142)	(1,024)	(2,115)	(3,162)	(4,398)
as a % of sales	(25.8)%	(25.0)%	(24.6)%	(23.8)%	(25.4)%	(25.4)%	(25.3)%	(24.7)%
G&A expenses	(145)	(327)	(485)	(658)	(151)	(297)	(431)	(577)
as a % of sales	(3.8)%	(4.1)%	(4.0)%	(3.8)%	(3.7)%	(3.6)%	(3.5)%	(3.2)%
R&D expenses	(380)	(792)	(1,220)	(1,669)	(431)	(852)	(1,303)	(1,764)
as a % sales	(9.9)%	(10.0)%	(10.1)%	(9.6)%	(10.7)%	(10.2)%	(10.4)%	(9.9)%
Income from operations (EBIT)	126	391	772	1,464	243	495	794	1,517
as a % of sales	3.3%	4.9%	6.4%	8.4%	6.0%	5.9%	6.4%	8.5%
Net income	37	468	851	1,491	259	548	971	1,870
Net income - shareholders per common share in EUR - diluted	0.03	0.49	0.89	1.56	0.25	0.51	0.85	1.75
EBITA*	188	514	955	1,707	304	634	997	1,787
as a % of sales	4.9%	6.5%	7.9%	9.8%	7.5%	7.6%	8.0%	10.1%
Adjusted EBITA*	253	636	1,110	1,921	298	737	1,269	2,153
as a % of sales	6.6%	8.0%	9.2%	11.0%	7.4%	8.8%	10.2%	12.1%
Adjusted EBITDA*	422	976	1,622	2,613	463	1,074	1,759	2,832
as a % of sales	11.0%	12.3%	13.4%	15.0%	11.5%	12.9%	14.1%	15.9%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	913,011	927,316	924,271	922,437	920,276	937,045	936,861	926,192
Shareholders’ equity per common share in EUR1)	12.29	12.33	12.51	13.60	13.74	13.01	12.12	12.96
Net debt : group equity ratio1)	27:73	24:76	24:76	20:80	16:84	5:95	23:77	19:81
Total employees	114,021	113,356	113,627	114,731	114,188	115,474	106,745	73,951
of which discontinued operations	45,263	44,262	43,783	43,763	43,758	43,997	33,422	—
of which third-party workers	8,190	7,885	8,079	8,212	7,795	8,306	7,992	7,876

1)	The presentation of prior year information has been adjusted to conform tocurrent-year presentation.
*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

26	Quarterly report Q4 2017

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